SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2023

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is the following press release, dated August 30, 2023:

Exhibit 99.1 Press release titled: "G. Willi-Food International Announces Dividend Distribution of NIS 10 million (US$ 2.63 million)”.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295 and 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 30, 2023